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                              March 1, 2023

       Nga Fan Wong
       Chief Executive Officer and Chairman
       VS MEDIA Holdings Ltd
       6/F, KOHO
       75 Hung To Road
       Kwun Tong
       Hong Kong

                                                        Re: VS MEDIA Holdings
Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted February
7, 2023
                                                            CIK No. 0001951294

       Dear Nga Fan Wong:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted February 7, 2023

       Cover Page

   1. We note your response to comment 2 and reissue in part. We note your additional cover page disclosure adding
a cross-reference to your disclosure on pages 130 and 193. In addition to the added
cross-references, please include disclosure highlighting the risks and consequences of
complying with Hong Kong laws and regulations, including the enforcement of civil
liabilities.
 Nga Fan Wong
FirstName
VS MEDIALastNameNga
            Holdings Ltd Fan Wong
Comapany
March      NameVS MEDIA Holdings Ltd
       1, 2023
March2 1, 2023 Page 2
Page
FirstName LastName
Significant Risks, page 16

2. We note your response to comment 8 and reissue. In your response letter you state that the summary risk factor section has been amended to fit on two pages. However, in the amended registration statement we note that the summary risk factor section starts on page
         16 and ends on page 21. Please clarify the discrepancy between your response letter and the registration statement.
Our Clients, page 124

3. We note your response to comment 18 and reissue in part. For the 6 long-term contracts with services committed for more than one year, please provide a range for the length of these contracts, or confirm that all your long-term contracts are one year with a yearly renewal clause.
Notes to the Unaudited Condensed Consolidated Financial Statements
Note 17 - Related Party Transactions, page F-50

4.       We note that you signed an agreement to sell Shuobing (Shanghai)
Culture
         Communication Co., Ltd., a related party, in 2022. Please tell us why the sales price of
         $5,349,399 was receivable at December 31, 2021 (page F-25) if the agreement to sell Shuobing was signed on July 31, 2022, a subsequent date. In addition, please explain why the total due before any allowance was $5,453,399, and the relation, if any, to the
         December 31, 2020 related party balance of $5,522,928.
       You may contact Blaise Rhodes at 202-551-3774 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Benjamin A. Tan